Exhibit 99.1

SINA Reports Third Quarter 2016 Financial Results

SHANGHAI, China—November 21, 2016—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

•          Net revenues increased 21% year over year to $274.9 million. Non-GAAP net revenues increased 22% year over year to $272.3 million.

•          Advertising revenues grew 21% year over year to $233.6 million.

•          Income from operations increased 147% year over year to $36.3 million. Operating margin was 13%, up from 6% for the same period last year. Non-GAAP income from operations increased 99% year over year to $56.5 million. Non-GAAP operating margin was 21%, up from 13% for the same period last year.

•          Net income attributable to SINA was $146.5 million, or $1.90 diluted net income per share. Non-GAAP net income attributable to SINA was $43.7 million, or $0.56 diluted net income per share.

•          Weibo’s monthly active users (“MAUs”) in September 2016 grew 34% year over year to 297 million, 89% of which were mobile users. Average daily active users (“DAUs”) in September 2016 grew 32% year over year to 132 million.

“We are delighted to have another solid quarter.” said Charles Chao, Chairman and CEO of SINA. “SINA portal has further implemented its mobile strategy, with significant growth of mobile traffic from SINA News Application. Mobile monetization for portal has further enhanced, with 50% of the portal advertising revenues coming from mobile devices.” Mr. Chao added.

“With strong growth in user base, revenues and profitability, Weibo has demonstrated its platform value with the network effect of the content ecosystem and strong monetization capability.” said Mr. Chao. “We take great pride that Weibo is returning to the center stage of Chinese Internet market.”

Third Quarter 2016 Financial Results

For the third quarter of 2016, SINA reported net revenues of $274.9 million, compared to $226.3 million for the same period last year. Non-GAAP net revenues for the third quarter of 2016 totaled $272.3 million, compared to $223.7 million for the same period last year.

Online advertising revenues for the third quarter of 2016 were $233.6 million, compared to $193.5 million for the same period last year. The year-over-year growth in online advertising revenues resulted from an increase of $47.8 million in Weibo advertising and marketing revenues, partially offset by a decline of $7.7 million in portal advertising revenues.

Non-advertising revenues for the third quarter of 2016 were $41.2 million, compared to $32.8 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly resulted from an increase of $7.1 million in portal non-advertising revenues. Non-GAAP non-advertising revenues for the third quarter of 2016 were $38.6 million, compared to $30.2 million for the same period last year.

Gross margin for the third quarter of 2016 was 67%, compared to 63% for the same period last year. Advertising gross margin for the third quarter of 2016 was 70%, compared to 64% for the same period last year. The increasing advertising revenue proportion contributed by small and medium enterprises customers in both portal and Weibo business is the key driver that resulted in a higher gross margin for our advertising business. Non-advertising gross margin for the third quarter of 2016 was 54%, compared to 60% for the same period last year. The decrease in non-advertising gross margin was primarily due to increasing proportion of portal non-advertising revenues, which contributed lower gross margin.

Operating expenses for the third quarter of 2016 totaled $148.2 million, compared to $128.6 million for the same period last year. Non-GAAP operating expenses for the third quarter of 2016 totaled $127.9 million, compared to $113.9 million for the same period last year. The year-over-year growth of non-GAAP operating expenses was mainly resulted from an increase of sales and marketing expenditure for portal and Weibo.

Income from operations for the third quarter of 2016 was $36.3 million, compared to $14.7 million for the same period last year. Operating margin was 13%, up from 6% for the same period last year. Non-GAAP income from operations for the third quarter of 2016 was $56.5 million, compared to $28.4 million for the same period last year. Non-GAAP operating margin was 21%, up from 13% for the same period last year.

Non-operating income for the third quarter of 2016 was $143.1 million, compared to a non-operating income of $4.9 million for the same period last year. Non-operating income for the third quarter of 2016 mainly included: (i) a $133.5 million net gain on sale of and impairment on investments, which is excluded under non-GAAP measure; and (ii) a $5.5 million earnings pick-up from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears, mainly resulted from earnings pick-up from the Company’s investment in E-House.

Net income attributable to SINA for the third quarter of 2016 was $146.5 million, compared to $9.8 million for the same period last year. Diluted net income per share attributable to SINA for the third quarter of 2016 was $1.90, compared to $0.16 for the same period last year. Non-GAAP net income attributable to SINA for the third quarter of 2016 was $43.7 million, compared to $24.4 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the third quarter of 2016 was $0.56, compared to $0.39 for the same period last year.

As of September 30, 2016, SINA’s cash, cash equivalents and short-term investments totaled $2.2 billion, at similar level compared with the balance as of December 31, 2015. For the third quarter of 2016, net cash provided by operating activities was $256.1 million, capital expenditures totaled $2.3 million, and depreciation and amortization expenses amounted to $7.3 million.

Other Developments

Completion of E-House Merger

As previously announced on June 19, 2015, SINA joined a consortium along with Mr. Xin Zhou, co-chairman of the board of directors and chief executive officer of E-House (China) Holdings Limited (“E-House”), a leading real estate services company in China, and Mr. Neil Nanpeng Shen, a board member of E-House, to acquire all the outstanding ordinary shares of E-House not already owned by SINA, Mr. Xin Zhou, Mr. Neil Nanpeng Shen or their respective affiliates. Pursuant to a definitive agreement and plan of merger (the “Merger Agreement”) with E-House Holdings Ltd. (“Parent”), on August 12, 2016 (the “Closing Date”), E-House completed its merger and became a wholly-owned subsidiary of Parent.  Sina contributed approximately $140.0 million to subscribe newly issued shares of Parent. Immediately following the Closing Date, the Company held 43% of total outstanding shares of Parent and continued to apply equity-method to account for the investment in Parent.

On the Closing Date, SINA, Parent and certain other shareholders of Parent entered into a shareholders agreement, pursuant to which (a) Parent undertakes, among other things, that it shall not, directly or indirectly, dispose any ordinary shares of Leju Holdings Limited (“Leju”), an NYSE-listed company, owned by E-House without the prior written approval of each of Mr. Xin Zhou and SINA; and (b) during the 18-month period following the Closing Date, Parent has an option to repurchase all the equity interest held by SINA in Parent for a consideration consisting of (i) 30% of the total outstanding ordinary shares of Leju at the time of the repurchase, and (ii) certain cash payment. The option was recognized as a liability on the basis of its fair value, and its subsequent changes in fair value was reflected in the fair value change in option liability.

In-Kind Distribution

On August 31, 2016, the Company announced its planned distribution of shares of Weibo to SINA shareholders as of the record date of September 12, 2016 on a pro rata basis, or one Weibo Share for each ten outstanding SINA ordinary shares. As of the distribution date of October 14, 2016, the Company has distributed 7,088,116 Class A ordinary shares of Weibo, based on 70,881,168 ordinary shares of SINA outstanding as of the record date. Following the distribution of the Weibo Shares, SINA’s equity stake in Weibo decreased from approximately 53.5% (or approximately 78% by voting power) to approximately 50.2% (or approximately 75% by voting power), which resulted in an increase in the percentage of the non-controlling interests related to Weibo.

Annual General Meeting

On November 4, 2016, the Company held its annual general meeting of shareholders, where the shareholders re-elected Mr. Ter Fung Tsao as director of SINA. The shareholders also approved and ratified the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the fiscal year ending December 31, 2016.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain/loss on sale of investment/business, deemed disposal and impairment on investment, impairment on goodwill, change in fair value in option liability, amortization of convertible debt issuance cost, income tax effects of above non-GAAP to GAAP reconciling items and adjustments for non-GAAP to GAAP reconciling items for the income (loss) attributable to non-controlling interests. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies.

Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 9:10 p.m. — 9:50 p.m. Eastern Time on November 21, 2016 (or 10:10 a.m. — 10:50 a.m. Beijing Time on November 22, 2016) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.cn. The conference call can be accessed as follows:

US:	+1 845 675 0438
Hong Kong:	+852 3018 6776
China:	400 120 0654
International:	+65 6713 5440
Passcode for all regions:	15998968

A replay of the conference call will be available through morning Eastern Time November 29, 2016. The dial-in number is +61 2 9003 4211. The passcode for the replay is 15998968.

About SINA

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enables Internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2015 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2016	2015	2016	2016	2015
Net revenues:
Advertising	$233,633	$193,459	$205,031	$601,631	$520,070
Non-advertising	41,242	32,835	38,931	115,881	104,409
	274,875	226,294	243,962	717,512	624,479
Cost of revenues *:
Advertising	71,194	69,741	73,083	212,466	202,668
Non-advertising	19,133	13,276	15,834	47,672	43,658
	90,327	83,017	88,917	260,138	246,326
Gross profit	184,548	143,277	155,045	457,374	378,153

Operating expenses:
Sales and marketing *	64,176	53,342	56,895	172,773	167,577
Product development *	55,674	54,417	53,522	161,690	157,818
General and administrative *	28,366	20,830	23,808	74,308	70,123
	148,216	128,589	134,225	408,771	395,518
Income (Loss) from operations	36,332	14,688	20,820	48,603	(17,365)

Non-operating income:
Earning (Loss) from equity method investments, net	5,534	93	(6,190)	(11,220)	1,016
Gain on sale of investments/business and impairment on investments, net	133,505	(1,066)	34,925	196,657	16,881
Fair value change in option liability	(2,653)	—	—	(2,653)	—
Interest and other income, net	6,703	5,892	6,308	19,619	18,130
	143,089	4,919	35,043	202,403	36,027

Income before income taxes	179,421	19,607	55,863	251,006	18,662
Income tax expenses	(19,050)	(4,756)	(2,747)	(21,781)	(4,793)

Net income	160,371	14,851	53,116	229,225	13,869
Less: Net income attributable to non-controlling interests	13,853	5,085	9,789	24,060	2,744

Net income attributable to SINA	$146,518	$9,766	$43,327	$205,165	$11,125

Basic net income per share attributable to SINA	$2.08	$0.17	$0.62	$2.93	$0.19
Diluted net income per share attributable to SINA **	$1.90	$0.16	$0.59	$2.74	$0.18

Shares used in computing basic net income per share attributable to SINA	70,420	58,512	70,047	70,108	58,559
Shares used in computing diluted net income per share attributable to SINA	78,303	58,799	77,202	77,486	58,854

* Stock-based compensation in each category:
Cost of revenues - advertising	$2,380	$1,569	$1,775	$5,721	$4,131
Sales and marketing	4,791	3,121	3,303	10,937	8,337
Product development	7,261	4,264	3,592	15,775	10,863
General and administrative	7,853	6,437	7,165	21,929	19,960

**                  Net income attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	September 30,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$1,158,970	$763,439
Short-term investments	1,050,206	1,446,414
Restricted cash	304,375	140,652
Accounts receivable, net	221,132	228,732
Prepaid expenses and other current assets *	288,088	135,416
Subtotal	3,022,771	2,714,653

Property and equipment, net	248,657	47,495
Goodwill and intangible assets, net	57,616	61,954
Long-term investments	1,324,017	1,212,640
Other assets	192,175	320,205
Total assets	$4,845,236	$4,356,947

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable **	$117,467	$81,351
Amount due to customers	304,375	140,652
Accrued liabilities **	310,449	265,490
Short-term loan	82,081	—
Convertible debt *	799,301	795,108
Deferred revenues	96,862	79,528
Income taxes payable	30,086	16,426
Option liability	2,653	—
Subtotal	1,743,274	1,378,555

Long-term deferred revenues	67,892	76,003
Other long-term liabilities	25,050	25,721
Total liabilities	1,836,216	1,480,279

Shareholders’ equity
SINA shareholders’ equity	2,624,124	2,565,272
Non-controlling interests	384,896	311,396
Total shareholders’ equity	3,009,020	2,876,668

Total liabilities and shareholders’ equity	$4,845,236	$4,356,947

* Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of debt in the balance sheet as a direct deduction from the related debt rather than assets. Accordingly, the Company retrospectively reclassified $4.9 million of issuance cost of debt from prepaid expenses and other current assets into convertible debt as of December 31, 2015.

** Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded in accounts payable. To conform to current period presentations, the relevant amounts in prior periods have been reclassified from accrued liabilities accordingly. Such reclassification amounted to $77.8 million as of  December 31, 2015.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Nine months ended
	September 30,		June 30,	September 30,
	2016	2015	2016	2016	2015
Net revenues
Portal:
Portal Advertising	$79,855	$87,598	$78,694	$222,270	$247,182
Other	21,058	13,962	19,219	55,941	48,431
Subtotal	100,913	101,560	97,913	278,211	295,613

Weibo:
Advertising and marketing	156,693	105,861	127,173	383,112	272,888
Weibo VAS	20,184	18,873	19,712	59,940	55,978
Subtotal	176,877	124,734	146,885	443,052	328,866

Elimination	(2,915)	—	(836)	(3,751)	—
	$274,875	$226,294	$243,962	$717,512	$624,479

Cost of revenues
Portal:
Portal Advertising	$32,540	$37,240	$36,804	$104,881	$117,261
Other	13,458	8,536	11,502	33,691	29,210
Subtotal	45,998	45,776	48,306	138,572	146,471

Weibo	44,494	37,241	40,657	121,777	99,855

Elimination	(165)	—	(46)	(211)	—
	$90,327	$83,017	$88,917	$260,138	$246,326

Gross margin
Portal	54%	55%	51%	50%	50%
Weibo	75%	70%	72%	73%	70%
	67%	63%	64%	64%	61%

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	September 30, 2016				September 30, 2015				June 30, 2016
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$233,633			$233,633	$193,459			$193,459	$205,031			$205,031
Non-advertising revenues	41,242	(2,609	)(a)	38,633	32,835	(2,609	)(a)	30,226	38,931	(2,609	)(a)	36,322
Net revenues	$274,875	$(2,609)		$272,266	$226,294	$(2,609)		$223,685	$243,962	$(2,609)		$241,353

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		2,380	(b)			1,569	(b)			1,775	(b)
Gross profit	$184,548	$(229)		$184,319	$143,277	$(1,040)		$142,237	$155,045	$(834)		$154,211

		(19,905	)(b)			(13,822	)(b)			(14,060	)(b)
		(457	)(c)			(883	)(c)			(461	)(c)
Operating expenses	$148,216	$(20,362)		$127,854	$128,589	$(14,705)		$113,884	$134,225	$(14,521)		$119,704

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		22,285	(b)			15,391	(b)			15,835	(b)
		457	(c)			883	(c)			461	(c)
Income from operations	$36,332	$20,133		$56,465	$14,688	$13,665		$28,353	$20,820	$13,687		$34,507

		(2,609	)(a)
		22,285	(b)			(2,609	)(a)			(2,609	)(a)
		457	(c)			15,391	(b)			15,835	(b)
		2,032	(d)			883	(c)			461	(c)
		(133,505	)(e)			2,882	(d)			2,427	(d)
		2,653	(f)			1,066	(e)			(34,925	)(e)
		(10,650	)(g)			(3,850	)(g)			(5,646	)(g)
		1,398	(h)			1,094	(h)			1,085	(h)
		15,133	(i)			(206	)(i)			(102	)(i)
Net income attributable to SINA	$146,518	$(102,806)		$43,712	$9,766	$14,651		$24,417	$43,327	$(23,474)		$19,853

Diluted net income per share attributable to SINA *	$1.90			$0.56	$0.16			$0.39	$0.59			$0.27
Shares used in computing diluted net income per share attributable to SINA	78,303	—		78,303	58,799	6,467	(j)	65,266	77,202	—		77,202

Gross margin - advertising	70%	1%		71%	64%	1%		65%	64%	1%		65%
Gross margin - non-advertising	54%	-4%		50%	60%	-4%		56%	59%	-3%		56%

	Nine months ended
	September 30, 2016				September 30, 2015
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$601,631			$601,631	$520,070			$520,070
Non-advertising revenues	115,881	(7,827	)(a)	108,054	104,409	(7,827	)(a)	96,582
Net revenues	$717,512	$(7,827)		$709,685	$624,479	$(7,827)		$616,652

		(7,827	)(a)			(7,827	)(a)
		5,721	(b)			4,131	(b)
Gross profit	$457,374	$(2,106)		$455,268	$378,153	$(3,696)		$374,457

		(48,641	)(b)			(39,160	)(b)
		(1,475	)(c)			(2,691	)(c)
Operating expenses	$408,771	$(50,116)		$358,655	$395,518	$(41,851)		$353,667

		(7,827	)(a)			(7,827	)(a)
		54,362	(b)			43,291	(b)
		1,475	(c)			2,691	(c)
Income (Loss) from operations	$48,603	$48,010		$96,613	$(17,365)	$38,155		$20,790

		(7,827	)(a)
		54,362	(b)			(7,827	)(a)
		1,475	(c)			43,291	(b)
		3,978	(d)			2,691	(c)
		(196,657	)(e)			6,051	(d)
		2,653	(f)			(16,881	)(e)
		(20,815	)(g)			(9,730	)(g)
		3,567	(h)			3,304	(h)
		14,908	(i)			(623	)(i)
Net income attributable to SINA	$205,165	$(144,356)		$60,809	$11,125	$20,276		$31,401

Diluted net income per share attributable to SINA *	$2.74			$0.82	$0.18			$0.50
Shares used in computing diluted net income per share attributable to SINA	77,486	—		77,486	58,854	—		58,854

Gross margin - advertising	65%	1%		66%	61%	1%		62%
Gross margin - non-advertising	59%	-3%		56%	58%	-3%		55%

(a)	To adjust the recognition of deferred revenue related to the license agreements granted to E-House.
(b)	To adjust stock-based compensation.
(c)	To adjust amortization of intangible assets.
(d)	To adjust the Non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.
(e)	To adjust (gain) loss on sale of investments/business, (gain) loss on deemed disposal and impairment on investments, net.
(f)	To adjust the change in fair value of option liability.
(g)	To adjust Non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.
(h)	To adjust the amortization of convertible debt issuance cost.
(i)	To adjust the provision for income tax related to item (c) and (e). Other non-GAAP to GAAP reconciling items have no income tax effect.**
(j)	To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*	Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.
**

Most of the reconciliation items were recorded in entities in tax free jurisdictions hence no income tax implications. For impairment on investments, full valuation allowances were made due to as the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	September 30, 2016			September 30, 2015			June 30, 2016
			Non-GAAP			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results	Actual	Adjustments	Results
To adjust stock-based compensation		$1,409			$1,620			$1,356
To adjust amortization of intangible assets resulting from business acquisitions		618			598			587
To adjust gain on sale of investments		(12)			—			(739)
To adjust loss resulting from the fair value changes in investments		41			551			1,236
To adjust tax impacts related to amortization of intangible assets		(179)			(182)			(180)
Earning (Loss) from equity method investments, net	$5,689	$1,877	$7,566	$388	$2,587	$2,975	$(6,023)	$2,260	$(3,763)
Share of amortization of equity investments’ intangibles not on their books	(173)	173	—	(394)	394	—	(223)	223	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	18	(18)	—	99	(99)	—	56	(56)	—
	$5,534	$2,032	$7,566	$93	$2,882	$2,975	$(6,190)	$2,427	$(3,763)

	Nine months ended
	September 30, 2016			September 30, 2015
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results
To adjust stock-based compensation		$4,320			$4,396
To adjust amortization of intangible assets resulting from business acquisitions		1,996			1,735
To adjust gain on sale of investments		(1,559)			—
To adjust gain resulting from the fair value changes in investments		(849)			(673)
To adjust tax impacts related to amortization of intangible assets		(546)			(296)
Earning (Loss) from equity method investments, net	$(10,604)	$3,362	$(7,242)	$1,905	$5,162	$7,067
Share of amortization of equity investments’ intangibles not on their books	(788)	788	—	(1,186)	1,186	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	172	(172)	—	297	(297)	—
	$(11,220)	$3,978	$(7,242)	$1,016	$6,051	$7,067

* Earning (Loss) from equity method investments is recorded one quarter in arrears.